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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 0-22629
                                                CUSIP NUMBER: NOT APPLICABLE

 [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: September 30, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION
------------------------------

     Full name of Registrant:                 Unified Financial Services, Inc.
     Former Name:                             Unified Holdings, Inc.
     Address of Principal Executive Office    2353 Alexandria Drive
       (Street and Number)
     City, State and Zip Code                 Lexington, Kentucky  40504


PART II--RULES 12b-25(b) AND (c)
--------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [x]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


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         (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III--NARRATIVE
-------------------

State below in reasonable detail the reasons why Form 10-Q, or portion thereof, could not be filed within the prescribed time period.

         Despite the Company's diligent efforts, completion of the Form 10-Q has been delayed due to the Company's recent change in independent auditor, effective September 5, 2003. The Company's change in auditor has required Company personnel and the new auditor to take additional time to review and prepare the Form 10-Q. Additionally, the Company has been reviewing the applicability of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, to the Company's financial position and results of operations. The Company is working diligently to complete its review of all facts with respect to FIN No. 46.

PART IV--OTHER INFORMATION
--------------------------

         (1) Name and telephone number of person to contact in regard to this notification:

                  David F. Morris       (314)               552-6179
                      (Name)         (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that the results of operations for the nine- and three-month periods ended September 30, 2003 will be positive as compared to the prior year periods. The Company currently estimates that it will record net income of $59,250 and $52,064 for the nine- and three-month periods ended September 30, 2003.


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                      UNIFIED FINANCIAL SERVICES, INC.
                (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 12, 2003                By:  /s/ John S. Penn
                                          -------------------------------------
                                            John S. Penn, President and Chief
                                            Executive Officer









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